UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
PRESIDENTIAL REALTY CORPORATION
(Name of the Issuer)
PRESIDENTIAL REALTY CORPORATION

JEFFREY F. JOSEPH	RICHARD BRANDT
MORTIMER CAPLIN	ROBERT FEDER
THOMAS VIERTEL	STEVEN BARUCH
PDL PARTNERSHIP
(Names of Persons Filing Statement)
Class A and Class B Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

741004105 for Class A
741004204 for Class B
(CUSIP Numbers of Class of Securities)
Mr. Jeffrey F. Joseph
President and Chief Executive Officer
Presidential Realty Corporation
180 South Broadway
White Plains, New York 10605
Telephone: (914) 948-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$7,656,030***	$546.00

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 546.00	Form or Registration No.: Schedule 14A

Filing Party: Presidential Realty Corporation	Date Filed: January 24, 2011

***	Calculation as of September 7, 2010

Item 1. SUMMARY TERM SHEET
SIGNATURE

Item 1. SUMMARY TERM SHEET
Reg. M-A Item 1001
•	The plan of liquidation (Exhibit A of the Proxy Statement, filed with the SEC on December 28, 2010) was approved at the annual meeting of stockholers held on January 20, 2011. Holder of 1,703,355 shares out of a total of 3,402,680 shares voted for the plan of liquidation. With this approval, if the Board of Directors of Presidential Realty Corporation (the “Company,” “Presidential,” “we,” “us,” or “our”) so determines, the Company may sell our remaining assets in a single transaction or a series of related transactions or may sell those assets in multiple unrelated transactions.

•	After using the sale proceeds to discharge all known outstanding liabilities and set aside appropriate reserves, including for any potential litigation relating to the proposed sale of assets, as described in the Proxy Statement, we will distribute all the remaining cash to our stockholders and dissolve Presidential. We have estimated that the distribution to stockholders in the liquidation described in the Proxy Statement will be $2.00 per share although it is possible there may not be any funds available for liquidating distributions.
The information set forth in the Proxy Statement under the captions “Summary Term Sheet” is incorporated herein by reference.
For Item 2 through Item 16, see Amendment No. 3 to Schedule 13e-3, filed with the SEC on December 28, 2010.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	Presidential Realty Corporation
	By:	/s/ Jeffrey F. Joseph
Jeffrey F. Joseph
Director, President and Chief Executive Officer

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	/s/ Jeffrey F. Joseph
Jeffrey F. Joseph

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	/s/ Richard Brandt
Richard Brandt

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	/s/ Mortimer Caplin
Mortimer Caplin

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	/s/ Robert Feder
Robert Feder

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	/s/ Thomas Viertel
Thomas Viertel

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	/s/ Steven Baruch
Steven Baruch

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: January 24, 2011	Pdl Partnership
	By:	/s/ Jeffrey F. Joseph
Jeffrey F. Joseph
Partner

	By:	/s/ Thomas Viertel
Thomas Viertel
Partner

	By:	/s/ Steven Baruch
Steven Baruch
Partner

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